Amended



15025519

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

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OMB Number: 3235-0123
Expires: March 31, 2016
Estimated average burden
hours per response......12.00

RECEIVED
MAR 0 9 2015
WASH., D.C.
201

X/8 3/8

SEC FILE NUMBER
8- 32948

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/14_____ AND ENDING_____12/31/14_____
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SIGNAL SECURITIES, INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

_____700 THROCKMORTON_____
                                        (No. and Street)

_____FORT WORTH,_____   _____TEXAS_____   _____76102_____
          (City)   (State)   (Zip Code)

OFFICIAL USE ONLY
_____
FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
_____JERRY SINGLETON_____   _____817-877-4256_____
                                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

_____RHODES OSIEK PATYK & COMPANY, L.L.P._____
                (Name – *if individual, state last, first, middle name*)

_____2170 WEST INTERSTATE 20_____   _____ARLINGTON, TX 76017_____
          (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KH 3/19

OATH OR AFFIRMATION

I, _____JERRY SINGLETON_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____SIGNAL SECURITIES, INC._____ , as of _____DECEMBER 31_____, 20__14___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____   *Jerry Singleton*
                                                              Signature

                                                          PRESIDENT
                                                               Title

Beverly Hutchison
_____
Notary Public

> BEVERLY HUTCHISON
> Notary Public
> STATE OF TEXAS
> My Comm. Exp. Sept. 15, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

- X (p) Independent Accountant's Report on Applying Agreed-upon Procedures Related to an Entity's SIPC Assessment Reconciliation.
- X (q) Schedule of Assessment and Payment to the Securities Investor Protection Corporation (SIPC) Under Rule 17a-5(e)4
- X (r) Independent Accountant's Report on Exemption Report
- X (s) Exemption Report

Signal Securities, Inc.

Financial Statements
As of
December 31, 2014

Together With
Auditor's Report

Rhodes Osiek Patyk & Company, L.L.P • Certified Public Accountants

SIGNAL SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2014

Rhodes Osiek Patyk & Company, L.L.P. • Certified Public Accountants

Curt H. Osiek
Michael A. Patyk
Bryan K. Rhodes
Joan T. Washburn
Lisa M. Wharton

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Signal Securities, Inc.:

We have audited the accompanying balance sheet of Signal Securities, Inc. as of December 31, 2014, and the related statements of income, stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Signal Securities, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Rhodes Osiek Patyk & Company

February 20, 2015

2170 West Interstate 20   •   Arlington, Texas 76017   •   817-274-1700   •   FAX 817-261-0119

SIGNAL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2014 (NOTE 1)

ASSETS

CURRENT ASSETS:

Cash	$	797,468
Clearing deposit and money market		99,918
Receivable from dealers		159,422
Prepaid assets		21,738
Total current assets		1,078,546

PROPERTY AND EQUIPMENT, AT COST,
net of depreciation (Note 2)   21,926

Total Assets $ 1,100,472

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:

Accrued commissions	$	452,829
Accounts payable and accrued liabilities (Note 3)		314,091
Total current liabilities		766,920

COMMITMENTS AND CONTINGENCIES (Note 7)

STOCKHOLDERS' EQUITY (Notes 5 and 6)

Common stock, par value $1 per share, 100,000 shares authorized, 25,000 shares issued and outstanding	25,000
Additional paid-in capital	79,226
Retained earnings	229,326
Total stockholders' equity	333,552
Total Liabilities And Stockholders' Equity	$ 1,100,472

The accompanying notes are an integral part
of these financial statements

-2-

SIGNAL SECURITIES, INC.

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2014 (NOTE 1)

REVENUES:

Commissions income	$	3,393,768
Management fee		2,146,240
Interest income		17,946
Other income		58,716
Total revenue		5,616,670

EXPENSES:

Commissions expense		3,962,384
Regulatory fees		22,747
Operating overhead (Note 3)		1,503,349
Clearing charges		21,258
Total expenses		5,509,738
NET INCOME (LOSS)	$	106,932

The accompanying notes are an integral part
of these financial statements

SIGNAL SECURITIES, INC.

STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

	Common Stock Shares	Amount	Additional Paid-in Capital	Retained Earnings (Deficit)
BALANCE AT DECEMBER 31, 2013	25,000	$25,000	$79,226	$ 172,394
NET INCOME (LOSS)	-	-	-	106,932
SHAREHOLDER DISTRIBUTIONS	-	-	-	(50,000)
BALANCE AT DECEMBER 31, 2014	25,000	$25,000	$79,226	$ 229,326

The accompanying notes are an integral part
of these financial statements

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2014

Liabilities subordinated to claims of general creditors as of December 31, 2013	$ 0
Liabilities paid off during the year	0
Liabilities subordinated to claims of general creditors as of December 31, 2014	$ 0

The accompanying notes are an integral part
of these financial statements

SIGNAL SECURITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income (loss)	$ 106,932
Adjustment to reconcile net income to net cash provided by operating activities	
Depreciation expense	6,578
(Increase) in receivable	(34,445)
Decrease in prepaid assets	3,400
Increase in accrued commission	64,586
(Decrease) in accounts payable and accrued liabilities	(697,219)
NET CASH (UTILIZED) FROM OPERATING ACTIVITIES	(550,168)

CASH FLOWS FROM INVESTING ACTIVITIES:

Purchase of equipment	(6,785)
Increase in investments	(4,077)
NET CASH (UTILIZED) FROM INVESTING ACTIVITIES	(10,862)

CASH FLOWS FROM FINANCING ACTIVITIES:

Dividends Paid	(50,000)
NET CASH (UTILIZED) FROM FINANCING ACTIVITIES	(50,000)

NET (DECREASE) IN CASH AND CASH EQUIVALENTS	(611,030)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	1,408,498
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 797,468

The accompanying notes are an integral part
of these financial statements

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2014

(1)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

History and organization -

Signal Securities, Inc. (the Company) was incorporated on September 24, 1984, as a securities broker-dealer. The Company is registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). From October 21, 1986, to September 9, 1988, the Company was dormant.

Accounting policies -

The financial statements of the Company have been prepared on an accrual basis in accordance with generally accepted accounting principles.

Cash and cash equivalents -

For purposes of the statement of cash flows, the Company considers all clearing deposits and money market accounts to be cash equivalents.

Property and equipment -

Property and equipment are carried at cost. The Company has a policy whereby property additions below a minimum amount are expensed as incurred. Depreciation of property and equipment is provided using the straight-line method for financial reporting purposes based on the following useful lives.

Assets	Estimated Useful Lives
Machinery and Equipment	7 years
Furniture and Fixtures	7 years
Data Processing Equipment	5 years
Leasehold improvements	10 years

For federal income tax purposes, depreciation is computed using the modified accelerated cost recovery system. Expenditures for major renewals and betterment that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

U. S. Federal Income Taxes -

The Company has elected to be taxed under the provision of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal income taxes on their respective shares of net income.

Advertising costs -

The advertising costs are expenses as incurred. Advertising costs for the year ended December 31, 2014 was $6,351.

Compensated absences -

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Receivables from dealers -

The Company uses the direct write off method for recording uncollectible receivables from dealers. Management has determined that the receivables from dealers are totally collectible.

Estimates -

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

Marketable securities -

The Company records marketable securities at fair market value. Upon the sale of marketable securities, gain or loss is included in the income statement. Actual cost is used in computing gain or loss. Unrealized gain or loss on marketable securities has been included in other income in the statement of income.

(2)   PROPERTY AND EQUIPMENT:

Property and equipment are summarized by major classifications as follows:

Machinery and Equipment	$ 21,815
Furniture and Fixtures	27,528
Data Processing Equipment	76,315
Leasehold improvements	3,129
	128,787
Less accumulated depreciation	(106,861)
	$ 21,926

Depreciation expense for the year ended December 31, 2014, was $6,578.

(3)   PROFIT SHARING TRUST:

The Company maintains a defined contribution profit sharing plan and salary reduction plan for its employees. The Company elects to contribute annually a matching contribution for all eligible participants under the plan. The Board of Directors can and did authorize matching contributions of a maximum of 3% of eligible participant's total compensation. The Board of directors elected to make an additional discretionary profit sharing contribution in the amount of $27,096 for the year ended December 31, 2014. For the year ended December 31, 2014, the Company's discretionary and matching contribution to the trust totaled $54,191. Of this total, $54,191 is payable and is included in the accrued liabilities on the financial statements.

(4)   SUBSEQUENT EVENTS:

The Company evaluated subsequent events after the statement of financial position date of December 31, 2014 through February 20, 2015, which was the date the financial statements were issued, and concluded that no additional disclosures are required.

(5)   NET CAPITAL REQUIREMENTS:

The Company is subjected to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital. This rule requires a minimum net capital of $100,000 for brokers who participate in initial public offerings as part of the selling group. At December 31, 2014, the Company has net capital of $263,861, which is in excess of its required net capital.

(6)   FOCUS REPORT PART II DIFFERENCE:

Difference between the enclosed financial statements and the Company's December 31, 2014, Focus Report Part II are as follows:

	Per Enclosed Financial Statement	Per Focus	Difference
Cash	$ 897,386	$ 933,386	$(36,000)
Receivable from dealers and securities	159,422	152,771	6,651
Other current assets	21,738	0	21,738
Property and equipment, net	21,926	26,532	(4,606)
Accounts payable, accrued liabilities, expenses and other payables	766,920	763,188	(3,732)
Stockholder's Equity	333,552	349,501	15,949
			$ 0

(7)   COMMITMENTS AND CONTINGENCIES:

The Company leases its office space under an operating lease. The existing lease has term of 6 years with a commencement date of January 1, 2011. The lease will expire December 31, 2016. The Company has an option for three additional years.

The following is a schedule of future minimum rental payments required under this lease as of December 31, 2014:

Year Ending December 31	Amount
2015	$ 90,610
2016	90,610
	$ 181,220

The rent expense for the year ended December 31, 2014 was $95,653.

Independent Auditor's Report on
Supplementary Information Required by
SEC Rule 17A-5

We have audited the financial statements of Signal Securities, Inc. for the year ended December 31, 2014 and have issued our report thereon dated February 20, 2015, which expressed an unmodified opinion on those financial statements, appears on page 1. Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedules I Computation of Net Capital, Schedule II Computation for Determination of the Reserve Requirement and Schedule III Information Relating to Possession or Control on the following pages is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and other records used to prepare the financial statements or to the financial statements themselves. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole, and in conformity with the rules of the Securities and Exchange Commission.

The schedule relating to the segregation requirements and funds in segregation for customers' regulated commodity futures accounts is not applicable for the Company.

Rhodes Osiek Patyk & Company

February 20, 2015

SIGNAL SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c 3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2014

SCHEDULE I

NET CAPITAL

TOTAL STOCKHOLDER'S EQUITY	$ 333,552
DEDUCTIONS	(68,874)
NET CAPITAL BEFORE HAIRCUTS	264,678
HAIRCUTS ON TRADING AND INVESTMENT SECURITIES	(817)
NET CAPITAL	$ 263,861

AGGREGATE INDEBTEDNESS

ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$ 766,920
TOTAL AGGREGATE INDEBTEDNESS	$ 766,920

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:

Greater of 6 2/3% of Aggregate Indebtedness	$ 51,128
or	
Minimum Dollar Net Capital	100,000
Minimum Net Capital Required	$ 100,000

Ratio:	
Aggregate Indebtedness to Net Capital	2.91 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION (included in
Part II of Form X-17a-5 as of December 31, 2014)

Net Capital as Reported in Company's Part II Focus Report	$ 296,530
Adjustments	(32,669)
Net Capital Per Above	$ 263,861

SIGNAL SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENT OF RULE 15c 3-3 OF THE SECURITIES AND EXCHANGE COMMISSION WITH RECONCILIATION WITH CORRESPONDING PART II OF FINANCIAL OPERATIONAL COMBINED SINGLE REPORT (FOCUS) AS OF DECEMBER 31, 2014

SCHEDULE II

Signal Securities, Inc. is registered as a broker-dealer under Rule 15c 3-1-(a)(1). Signal Securities, Inc. is exempt from SEC Rule 15c 3-3 under Section (K)(2)(ii).

Signal Securities, Inc. has not had any transactions during the year ending December 31, 2014, relating to the possession or control of securities for which Rule 15c 3-3 is applicable and due to the absence of such transactions, Rule 15c 3-3 does not apply. There were no transactions during the year that required a reserve computation to be made. No facts came to our attention to indicate that the exemption had not been complied with during the period since the last examination.

SIGNAL SECURITIES, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c 3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2014

SCHEDULE III

Signal Securities, Inc. is registered as a broker-dealer under Rule 15c 3-1(a)(1). Signal Securities, Inc. is exempt from SEC Rule 15c 3-3 under Section (K)(2)(ii).

Signal Securities, Inc. has not had any transactions during the year ending December 31, 2014, relating to the possession or control of securities for which Rule 15c 3-3 is applicable and due to the absence of such transactions, Rule 15c 3-3 does not apply. No facts came to our attention to indicate that the exemption had not been complied with during the period since the last examination.

Rhodes Osiek Patyk & Company, L.L.P. • Certified Public Accountants

Curt H. Osiek
Michael A. Patyk
Bryan K. Rhodes
Joan T. Washburn
Lisa M. Wharton

Independent Auditor's Report on Internal

Accounting Control Required by SEC Rule 17a-5

To the Board of Directors of

Signal Securities, Inc.:

We have audited the financial statements of Signal Securities, Inc. for the year ended December 31, 2014, and have issued our report thereon dated February 20, 2015. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or (ii) in complying with requirements for prompt payment for securities of Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not currently carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives.

The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures of the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Signal Securities, Inc. taken as a whole. However, our study and evaluation disclosed no condition that we believe to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's current practices and procedures were adequate at December 31, 2014, to meet the Commissions' objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purposes.

Rhodes Orick Patyk & Company

February 20, 2015

Rhodes Osiek Patyk & Company, L.L.P. • Certified Public Accountants

Curt H. Osiek
Michael A. Patyk
Bryan K. Rhodes
Joan T. Washburn
Lisa M. Wharton

Independent Accountant's Report on Applying Agreed-Upon

Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors of

Signal Securities, Inc.:

In accordance with Rule 17a -5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payment to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Signal Securities, Inc., and SIPC solely to assist you and the other specified parties in evaluating Signal Securities, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Signal Securities, Inc.'s management is responsible for the Signal Securities Inc.'s compliance with those requirements. This agree-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC -7T with respective cash disbursement records entries noting no differences.
2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2014 with the amounts reported in Form SIPC-7T for the year ended December 31, 2014 noting no differences.
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

-16-

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used other than these specified parties.

Rhodes Osiek Patyk & Company

February 20, 2015

SIGNAL SECURITIES, INC.

SCHEDULE OF ASSESSMENT AND PAYMENT TO THE SECURITIES INVESTOR PROTECTION CORPORATION (SIPC) UNDER RULE 17a-5(e)(4) OF THE SECURITIES AND EXCHANGE COMMISSION FOR THE YEAR ENDED DECEMBER 31, 2014

GENERAL ASSESSMENT	$	2,958
LESS PAYMENT MADE 7/22/14 WITH SIPC-6		(1,196)
ASSESSMENT BALANCE DUE	$	1,762
ASSESSMENT PAID WITH FORM SIPC-7T	$	1,833

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

	12/31/14
TOTAL REVENUE FOCUS LINE 12 PART 11A LINE 9	$ 5,616,670
TOTAL ADDITIONS	0

DEDUCTIONS:

Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance companies separate account, and from transactions in security futures products	4,403,513
Commissions, floor brokerage and clearance paid to other SIPC Members in connection with securities transactions	21,258
100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date	1,615
Other revenue not related either directly or indirectly to the securities business	0
Greater of total interest and dividend expense or 40% of interest earned on customer securities accounts	7,178
TOTAL DEDUCTIONS	4,433,564
SIPC NET OPERATING REVENUE	$ 1,183,106
GENERAL ASSESSMENT @ .0025	$ 2,958

Rhodes Osiek Patyk & Company, L.L.P. • Certified Public Accountants

Curt H. Osiek
Michael A. Patyk
Bryan K. Rhodes
Joan T. Washburn
Lisa M. Wharton

Independent Registered Public Accounting Firm's Report
on Exemption Report

To the Board of Directors of

Signal Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which 1) Signal Securities, Inc. identified the following provisions of 17 C.F.R. Rule 15c 3-3(k) under which Signal Securities, Inc. claimed an exemption from 17 C.F.R. Rule 240.15 3-3 (k)(2)(ii) and (k)(2)(i) and 2) Signal Securities, Inc. stated that Signal Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Signal Securities, Inc. management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence that Signal Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) and (k)(2)(i) of Rule 15c 3-3 under the Securities Exchange Act of 1934.

Rhodes Osiek Patyk & Company

Arlington, Texas

February 20, 2015



SIGNAL SECURITIES, INC.

EXEMPTION REPORT FOR THE YEAR ENDED DECEMBER 31, 2014

Signal Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii):

> As an introducing broker/dealer, the Company clears all transactions with and for customers on a fully disclosed basis with Southwest Securities, Inc. (clearing firm). The Company promptly transmits all customer funds and securities to Southwest Securities, Inc. which carries all of the accounts of such customers and maintains and preserves such books and records as are customarily made and kept by a clearing broker or dealer.

The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(i):

> The Company provides comprehensive investments services to the general public, including both individual and institutional investors pursuant to direct selling arrangements with registered investment companies. Under these arrangements, the Company may receive customer funds for the purpose of the purchase of redeemable securities of registered investment companies. In order to evidence compliance with existing regulations, the Company maintains such books and records as are customarily made and kept pursuant to 17 C.F.R.§240.15c3-3(k)(2)(i). In addition, the Company effectuates all financial transactions pertaining to the settlement of limited partnership and REIT trades on the secondary market through a bank account designated as "Special Account for the Exclusive Benefit of Customers" pursuant to 17 C.F.R. §240.15c3-3 (k)(2)(i).

To the best of its knowledge and belief, the Company believes that it met the provisions of the above exemptions during the fiscal year 2014 without exception.

Signal Securities, Inc.

I, ___Carla Wright___, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By:_____   Title: Chief Financial Officer
Date:_____

www.signalsecurities.com
Signal Securities, Inc.   700 Throckmorton Street   Fort Worth, Texas 76102
(817)-877-4256